February 25, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Eaton Vance Municipal Income Term Trust
Registration Statement on Form N-2 (333-185340; 811-22777)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Municipal Income Term Trust (the “Trust”), is a pre-effective amendment to the registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (the “Registration Statement”). The Trust filed its initial registration statement, on December 7, 2012 on Form N-2 (the “Initial Registration Statement”), as amended on February 13, 2013 (“Pre-Effective Amendment No. 1”). In Pre-Effective Amendment No. 1, the Trust responded to the Staff’s comments on the Initial Registration Statement. This Pre-Effective Amendment No. 2 contains no material changes from Pre-Effective Amendment No. 1.

Pre-Effective Amendment No. 2 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Trust.

Questions should be directed to the undersigned at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler